UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

AMERGENT HOSPITALITY GROUP, INC.

(Name of Issuer)

Common Stock ($0.0001 par value per share)

(Title of Class of Securities)

02362J106

(CUSIP Number)

February 16, 2021

(Date of Event Which Requires Filing of this Statement)

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

CUSIP No. 02362J106

1.	Names of Reporting Persons: Oz Rey, LLC I.R.S. Identification Nos. of above persons (entities only): 81-0878951
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Texas
Number of shares Beneficially owned By each reporting Person with:	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 42,578,890
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 42,578,890
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 42,578,890
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (11): 75.73%
12.	Type of Reporting Person (See Instructions): OO

CUSIP No. 02362J106

1.	Names of Reporting Persons: MV Amanth, LLC I.R.S. Identification Nos. of above persons (entities only): 81-3057952
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Texas
Number of shares Beneficially owned By each reporting Person with:	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 42,578,890
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 42,578,890
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 42,578,890
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (11): 75.73%
12.	Type of Reporting Person (See Instructions): OO

CUSIP No. 02362J106

1.	Names of Reporting Persons: Robert S. Hersch I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: U.S.A.
Number of shares Beneficially owned By each reporting Person with:	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 42,578,890
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 42,578,890
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 42,578,890
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (11): 75.73%
12.	Type of Reporting Person (See Instructions): IN

Item 1(a).	NAME OF ISSUER:

The name of the issuer is Amergent Hospitality Group, Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Issuer’s principal executive offices are located at 7621 Little Avenue, Suite 414, Charlotte, NC 28226.

Item 2(a).	NAME OF PERSON FILING:

This statement is filed by the entities and persons listed below, who are collectively referred to herein as “Reporting Persons,” with respect to the shares of Common Stock (as defined in Item 2(d) below) of the Issuer:

Oz Rey, LLC, a Texas limited liability company (“Oz Rey”)
MV Amanth, LLC, a Texas limited liability company (“MV Amanth”)
Robert S. Hersch, an individual (“Hersch”)

Oz Rey holds the shares of Common Stock directly. MV Amanth owns a controlling interest in Oz Rey, and Hersch owns all of the outstanding securities of MV Amanth.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is:

918 Congress Avenue, Suite 100, Austin, Texas 78701

Item 2(c).	CITIZENSHIP:

Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, $0.0001 par value (the “Common Stock”)

Item 2(e).	CUSIP NUMBER:

02362J106

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	☐	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J),
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________________

Item 4.	OWNERSHIP.

The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.  The percentage set forth in Row 11 of the cover page for each Reporting Person is based on 14,282,736 shares of Common Stock issued and outstanding as of November 23, 2020, as represented in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 23, 2020 and assumes the exercise of the Issuer’s Debenture and Warrants (as defined below).

Oz Rey owns 637,400 shares of Common Stock. In addition, on April 1, 2020, Oz Rey acquired from the Issuer a 10% Secured Convertible Debenture (the “Debenture”) of the Issuer with a principal amount of $4,037,889, (ii) Warrants (“Warrants”) to purchase 1,100,000 shares of Common Stock, with an exercise price equal to $0.125 per share, and (iii) Warrants to purchase 426,600 shares of Common Stock, with an exercise price equal to $0.50 per share. The Warrants have a term of 10 years and may be exercised for cash or on a cashless basis.

The Debenture bears interest payable quarterly at 10% per annum and matures on April 1, 2022 (the “Maturity Date”). The Maturity Date may be extended, at the sole option of the holder for a two-year period. At the election of the holder, the Maturity Date may be extended for additional two-year periods, provided that in no event shall the Maturity Date be extended beyond 10 years from the original issue date. Principal and interest on the Debenture is convertible into Common Stock by the holder thereof at $0.10 per share, subject to anti-dilution adjustments. The $4,037,889 in original principal amount of the Debenture is convertible into 40,378,890 shares of Common Stock.

MV Amanth has the right to appoint all of the managers of Oz Rey and therefore may be deemed to beneficially own the shares of Common Stock beneficially owned by Oz Rey. Hersch owns all of the membership interests in MV Amanth and therefore may be deemed to beneficially own the shares of Common Stock beneficially owned by Oz Rey. The Reporting Persons disclaim beneficial ownership of the securities indicated except to the extent of their pecuniary interest therein, and the reporting herein of such securities shall not be construed as an admission that the Reporting Persons are the beneficial owners thereof.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [].

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

The information from Item 4 is incorporated herein by reference.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021

OZ REY, LLC

By:	/s/ Robert S. Hersch
Robert S. Hersch,
Manager

MV AMANTH, LLC

By:	/s/ Robert S. Hersch
Robert S. Hersch, Manager

/s/ Robert S. Hersch
ROBERT S. HERSCH

Exhibit 1

JOINT FILING AGREEMENT

 The undersigned hereby agree that the Statement on Schedule 13G, dated February 16, 2021, with respect to the Common Stock of Amergent Hospitality Group, Inc. is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. Each of the undersigned agrees to be responsible for the timely filing of this Statement, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 15th day of February, 2021.

OZ REY, LLC

By:	/s/ Robert S. Hersch
Robert S. Hersch,
Manager

MV AMANTH, LLC

By:	/s/ Robert S. Hersch
Robert S. Hersch, Manager

/s/ Robert S. Hersch
ROBERT S. HERSCH